November 20, 2012

To: Trustees of Amana Mutual Funds Trust and Saturna Investment Trust

Re: Proposed Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually at the December meeting the Trustees must review and vote to continue the Rule 17g-1 joint fidelity bond coverage. This memorandum discusses the ICI Mutual quote and proposed premium allocation amongst the insured parties.

This year the underwriter was asked to quote the D&O/E&O policy at the existing $3 million limit and at a $5 million limit, both with a deductible of $300,000. The D&O/ E&O premium at the higher limit of $5 million is quoted at $158,100, $56,100 greater than the $102,000 premium quoted for the existing $3 million limit.This year's quote of $102,000 for the existing $3 million limit is $2,040 less than last year's $104,040.

Two separate allocation tables for themD&O/E&O policy are below, one at a $3 million limit (table 1) and the other at a $5 million limit (table 2). Both apply an approximate percentage discount to quoted premiums for individual policies of appropriate size for each entity. The individually quoted policy sizes are at both $3 and $5 million for Amana, and at $1 million each for Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company.

The fidelity bond's coverage requirement has grown to $3,525,000 from last year's $3,160,000. As one would expect, the total premium quoted is now $23,460, up from $22,695. The quote for the total fidelity bond coverage of $3,525,000 is $290 less than the total of the individual quotes for the parties at their minimum coverage levels. Although Amana was quoted at $1,249 less for an individual policy at its minimum coverage requirement of $2.3 million, the benefit of participating at the higher coverage of $3,525,000 appears to more than justify the additional premium.

Although the total requirement is up, the percentage allocations for the trusts and the investment adviser are less due to the relative increase in the coverage requirements for Saturna Brokerage. The parties have historically allocated the premium according to the proportion of each insured's required coverage to the total bond coverage. As a result, the dollar amount of the premium allocated to the funds is slightly down from last year. The allocation and 17g-1 AUM limits for each entity are shown in Table 3 below.

Attached are letters from ICI Mutual discussing the individual D&O/E&O policy quote and confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased separate policies.

Table 1. D&O/E&O Policy Premium Allocation at $3,000,000
Insured	Individual Quote Coverage	Individual Quote	Joint Policy Discount (~18%)	Policy Premium
Amana Mutual Funds Trust	$3,000,000	$70,000	$12,420	$57,580
Saturna Investment Trust	$1,000,000	$22,500	$3,992	$18,508
Saturna Capital	$1,000,000	$31,500	$5,588	$25,912
		$124,000	$22,000	$102,000

Table 2. D&O/E&O Policy Premium Allocation at $5,000,000
Insured	Individual Quote Coverage	Individual Quote	Joint Policy Discount (~5%)	Policy Premium
Amana Mutual Funds Trust	$5,000,000	$113,000	$6,022	$106,978
Saturna Investment Trust	$1,000,000	$22,500	$1,199	$21,301
Saturna Capital	$1,000,000	$31,500	$1,679	$29,821
		$167,000	$8,900	$158,100

Table 3. Fidelity Bond Premium Allocation at a Bond Limit of $3,525,000
Insured	17g-1 AUM Limit	Coverage Requirement	Percentage of Total Bond	Bond Premium[1]	Individual Quote at $3,525,000
Amana Mutual Funds Trust	$4 Billion	$2,300,000	65%	$15,249	$20,500
Saturna Investment Trust	$500 Million	$750,000	21%	$4,927	$19,500
Saturna Capital		$250,000	7%	$1,642	$18,500
Saturna Brokerage		$225,000	7%	$1,642	$18,000
		$3,525,000	100%	$23,460	$76,500

[1] Total dues will differ slightly from amount shown as premiums do not include offsets from ICI Mutual dividends